                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         NATURAL RESOURCE PARTNERS L.P.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                   63900P 10 3
                                 (CUSIP Number)

                                DWIGHT L. DUNLAP
                        GP NATURAL RESOURCE PARTNERS LLC
                            601 JEFFERSON, SUITE 3600
                              HOUSTON, TEXAS 77002
                               TEL: (713) 751-7507
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 17, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]




                         (Continued on following pages)

CUSIP No. 63900P 10 3

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                            Corbin J. Robertson, Jr.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, see Item 3

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas, United States
--------------------------------------------------------------------------------
    NUMBER OF              7     SOLE VOTING POWER*
     SHARES
  BENEFICIALLY                   50,000 Common Units
 OWNED BY EACH           -------------------------------------------------------
REPORTING PERSON           8     SHARED VOTING POWER**
      WITH
                                 3,275,123 Common Units
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER*

                                 50,000 Common Units
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER**

                                 3,275,123 Common Units
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,325,123 Common Units*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.3%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN / HC

--------------------------------------------------------------------------------

* Corbin J. Robertson, Jr. may be deemed to beneficially own the 25,000 Common Units owned by the William K. Robertson 1993 Trust and the 25,000 Common Units owned by the Frances C. Robertson 1992 Management Trust in his capacity as trustee of those trusts. See Item 3.

** See Item 3 for an explanation of how Mr. Robertson may be deemed to be the beneficial owner of these Common Units. Mr. Robertson also may be deemed to beneficially own 5,440,673 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

CUSIP No. 63900P 10 3

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                Western Pocahontas Properties Limited Partnership
                                   76-0205573
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, see Item 3

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
--------------------------------------------------------------------------------
    NUMBER OF              7     SOLE VOTING POWER*
     SHARES
  BENEFICIALLY                   -0-
 OWNED BY EACH           -------------------------------------------------------
REPORTING PERSON           8     SHARED VOTING POWER*
      WITH
                                 3,158,166 Common Units
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 -0-
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER*

                                 3,158,166 Common Units
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,158,166 Common Units*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.8%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN

--------------------------------------------------------------------------------

* Western Pocahontas Properties Limited Partnership also holds 5,231,766 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

CUSIP No. 63900P 10 3

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         Western Pocahontas Corporation
                                   76-0204210
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, see Item 3

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas, United States
--------------------------------------------------------------------------------
    NUMBER OF              7     SOLE VOTING POWER*
     SHARES
  BENEFICIALLY                   -0-
 OWNED BY EACH           -------------------------------------------------------
REPORTING PERSON           8     SHARED VOTING POWER*
      WITH
                                 3,158,166 Common Units
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 -0-
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER*

                                 3,158,166 Common Units
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,158,166 Common Units*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.8%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO / HC

--------------------------------------------------------------------------------

* Western Pocahontas Corporation also may be deemed to beneficially own 5,231,766 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D is being filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the "Reporting Persons"), who constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common units representing limited partner interests (the "Common Units"), of Natural Resource Partners L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   Name of Persons Filing this Statement (the "Reporting Persons"):

               (1) Corbin J. Robertson, Jr., a United States citizen domiciled in Texas.

               (2) Western Pocahontas Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

               (3) Western Pocahontas Corporation, a corporation formed under the laws of the State of Texas.


         (b)   Business Address of Reporting Persons:

               (1) The principal business address of Corbin J. Robertson, Jr. and Western Pocahontas Corporation is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

               (2) The principal business address of Western Pocahontas Properties Limited Partnership is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

         (c)   Present Principal Occupation or Principal Business:

               (1) Mr. Robertson is the President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership.

               (2) Western Pocahontas Properties Limited Partnership engages in the leasing and acquisition of royalty-producing mineral properties.

               (3) Western Pocahontas Corporation acts as the general partner of Western Pocahontas Properties Limited Partnership.

         Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Western Pocahontas Corporation follows:

         Board of Directors and Executive Officers of Western Pocahontas Corporation

                                                                                            Principal
                                                                                           Occupation/
            Name                 Business Address                 Position                  Employment
-----------------------------------------------------------------------------------------------------------
Corbin J. Robertson, Jr.     601 Jefferson St., Suite    Director, Chairman of the      See Item 2(c)(1)
                               3600, Houston, Texas      Board and Chief Executive           above.
                                     77002               Officer

S. Reed Morian                  300 Jackson Hill,        Director                        Chairman and
                               Houston,Texas 77007                                       CEO of Dixie
                                                                                        Chemical Company

William L. Mullen               Lost Tree Village        Director                            Retired
                               838 Lake House Drive
                            North Palm Beach, FL 33408

Peter Baumann                  4221 Birdview Avenue      Director                            Retired
                                 Malibu, CA 90265

W.W. Scott, Jr.                 2606 W. Lane Drive       Director                            Retired
                                Houston, TX 77027

Nick Carter                             *                President and Chief                   **
                                                         Operating Officer

Dwight L. Dunlap           601 Jefferson Street, Suite   Chief Financial Officer,              **
                            3600, Houston, Texas 77002   Treasurer and Secretary

Kevin Wall                              *                Vice President and                    **
                                                         Chief Engineer

Kenneth Hudson                          *                Controller                            **


 * The business address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.
** The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership.


      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Western Pocahontas Properties Limited Partnership acquired beneficial ownership of the Common Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership's initial public offering. Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units acquired by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of both Western Pocahontas Corporation and GNP Management Corporation and, as such, may be deemed to beneficially own the Common Units acquired by Western Pocahontas Properties Limited Partnership. In addition, Mr. Robertson may be deemed to beneficially own the Common Units acquired by New Gauley Coal Corporation by virtue of his interest therein. New Gauley Coal Corporation acquired beneficial ownership of 116,957 Common Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership's initial public offering.

         On October 17, 2002, Corbin J. Robertson purchased 25,000 Common Units in his capacity as trustee of the William K. Robertson 1993 Trust and 25,000 Common Units in his capacity as trustee of the Frances C. Robertson 1992 Management Trust. These 50,000 Common Units were purchased at $20.00 per Common Unit from Lehman Brothers Inc. through the Directed Units Program, as described in the Registration Statement.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (1) Corbin J. Robertson, Jr., in his capacity as the controlling shareholder of both Western Pocahontas Corporation, the general partner of Western Pocahontas Properties Limited Partnership, in his capacity as a shareholder of New Gauley Coal Corporation and in his capacity as trustee of the William K. Robertson 1993 Trust and the Frances C. Robertson 1992 Management Trust, may be deemed to be the beneficial owner of 3,325,123 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 29.3% of the outstanding Common Units. Mr. Robertson may also be deemed to beneficially own 5,440,673 subordinated units representing limited partner interests in the Partnership (the "Subordinated Units"), which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-86582), incorporated herein by reference (the "Registration Statement").

             (2) Western Pocahontas Properties Limited Partnership is the record and beneficial owner of 3,158,166 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 27.8% of the outstanding Common Units. Western Pocahontas Properties Limited Partnership also holds 5,231,766 Subordinated Units in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement.

             (3) Western Pocahontas Corporation, in its capacity as the general partner of Western Pocahontas Properties Limited Partnership, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,158,166 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 27.8% of the outstanding Common Units. Western Pocahontas Corporation may also be deemed to be the beneficial owner of the 5,231,766 Subordinated Units described in (2) above.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information set forth in Item 3 above is incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Exhibit 3.2 to the Registration Statement which has been incorporated by reference to this Schedule 13D.

         The Common Units owned by Western Pocahontas Properties Limited Partnership are pledged to The Travelers Insurance Company under the Collateral Assignment and Pledge of Partnership Interests dated as of October 17, 2002 between Western Pocahontas Properties Limited Partnership and The Travelers Insurance Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:  Joint Filing Agreement among the parties regarding filing of
               Schedule 13D, dated October 28, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                         CORBIN J. ROBERTSON, JR.



                                         By: /s/ CORBIN J. ROBERTSON, JR.
                                            ------------------------------------
                                             Corbin J. Robertson, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                         WESTERN POCAHONTAS PROPERTIES
                                           LIMITED PARTNERSHIP

                                         By: Western Pocahontas Corporation,
                                             Its General Partner


                                         By: /s/ CORBIN J. ROBERTSON, JR.
                                            ------------------------------------
                                             Corbin J. Robertson, Jr.
                                             Chief Executive Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                         WESTERN POCAHONTAS CORPORATION



                                         By: /s/ CORBIN J. ROBERTSON, JR.
                                            ------------------------------------
                                             Corbin J. Robertson, Jr.
                                             Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:  Joint Filing Agreement among the parties regarding filing of
               Schedule 13D, dated October 28, 2002.